NEWS RELEASE

Augusta Announces Corporate Initiatives – Retains TD Securities as Advisor

VANCOUVER, BC, November 3, 2008 - Augusta Resource Corporation (TSX/AMEX: AZC) (“Augusta” or the “Company”) announces that it has received significant strategic interest regarding the Company’s 100% owned Rosemont Copper/Molybdenum project in southern Arizona. As such, the Company has retained TD Securities Inc. as its financial advisor to assist in assessing the various alternatives that Augusta has been developing including: minority joint venture (“JV”) interests; concentrate off-take financing; mergers and acquisitions; and any potential sale of the Company.

JV negotiations are well advanced and are awaiting the completion of the Company’s updated Bankable Feasibility Study (the “Updated BFS”) to set the final valuation. The Updated BFS is expected to be complete between December 15, 2008 and January 15, 2009.

The Company also announced on October 31, 2008 that a silver off-take financing arrangement with Silver Wheaton Corp. is to be re-structured upon completion of the Updated BFS. A new deal structure will enhance the potential of introducing a JV partner to the transaction. The Company expects that, if successful in these transactions, the need for further equity offerings to finance ongoing development of Rosemont should not be necessary.

The Company also expects that an increase in mining reserves at Rosemont will be forthcoming as a result of the latest resource increase announced October 23, 2008. An updated mine design is in progress. The Company plans to announce new mineral reserves in late November 2008.

The Rosemont project has an estimated US$797 million capital cost and is currently projected to be a low cost copper producer. Annual production is expected to be about 220-240M lbs of copper, 5-6M lbs molybdenum and 3M ounces of silver. This production would rank Rosemont within the top four largest copper producing mines in the United States at about 10% of United States domestic copper production. The current Bankable Feasibility Study (the “2007 BFS”) completed in August 2007 projects an NPV of US$1.1 billion at a 5% discount rate using a US$1.50 per lb copper price long term (see 2007 BFS). Cash costs are projected to be US$0.90 per lb before by-product credits and US$0.50 after by-product credits. These costs would rank Rosemont well below the current median cash cost per pound of copper produced worldwide.

The Company has procured all critical long lead-time capital equipment under fixed price contracts and projects that the Updated BFS should be very close to the 2007 BFS capital cost estimate.

With a clear path and timing for final project permitting, and an outstanding developed location, Augusta continues to establish Rosemont as an outstanding copper development project.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a base metals company focused on advancing the Rosemont Copper deposit located near Tucson, Arizona. Rosemont currently hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2011 (refer to Augusta’s website for further details). The exceptional experience and strength of our management team, combined with the developed infrastructure and robust economics of this project, will propel Augusta to become a solid mid-tier copper producer within the next three years. The company is traded on the NYSE Alternext US (formerly American Stock Exchange) and the Toronto Stock Exchange under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President & CEO	Marlo Hamer-Jackson, Investor Relations Manager

Phone: 303-300-0134	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”

Gil Clausen
President & CEO

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 4, 2008. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com